[redacted]

06016796

082-34762

RECEIVED

2006 SEP 13 P 4:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Antena 3
Director of the Legal Department

DATE: 13Th SEPTEMBER-2006

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

SUPPL

RE: SIGNIFICANT EVENT
Number of pages including this one: 2

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significant event that has been filed before the Spanish National Securities Market Commission, in his English version, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
SEP 18 2006 E
THOMSON
FINANCIAL

dlw 9/14

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

ANTENA 3

OTHER COMMUNICATIONS

Antena 3 de Televisión, S.A. and, in its name, Ms. Carmen Rodríguez, Deputy Secretary of the Board of Directors, notifies that, through the prior favourable report from the Appointments and Remunerations Committee, Mr. Mikel Lejarza has been appointed the new General Manager of the Television Division of A3TV.

San Sebastián de los Reyes, Madrid, 12th September 2006